UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                          ARCH MANAGEMENT SERVICES INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   03938R 10 1
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                                 (CUSIP Number)

                                  Robert Clarke
                            Capex Investments Limited
                                    Suite 7A
                                75 Wyndham Street
                                     Central
                                    Hong Kong
                                  852-2110-9200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    6/5/2006
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  03938R 10 1
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(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.

Capex Investments Limited
000000000
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(2) Check the appropriate box if a member of a group (see instructions)

(a)|_|       (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).

WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). |_|

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(6) Citizenship or place of organization.

Republic of Mauritius
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Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 1,500,000

(8) Shared voting power: N/A

(9) Sole dispositive power: 1,500,000

(10) Shared dispositive power: N/A

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(11) Aggregate amount beneficially owned by each reporting person.

1,500,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see
instructions). |_|

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(13) Percent of class represented by amount in Row (11).

14.8%*
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* Calculated on the basis of 10,162,750 issued and outstanding shares of the
Company as of July 17, 2006 reported on Form 10-QSB of the Company for the quarterly period ended May 31, 2006 filed with the Commission on July 17, 2006.

(14) Type of reporting person (see instructions).

CO
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                                       2

(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.

Indigo Capital Limited
000000000
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(2) Check the appropriate box if a member of a group (see instructions)

(a)|_|       (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).

AF
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). |_|

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(6) Citizenship or place of organization.

Republic of Mauritius
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Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 1,500,000

(8) Shared voting power: N/A

(9) Sole dispositive power: 1,500,000

(10) Shared dispositive power: N/A

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(11) Aggregate amount beneficially owned by each reporting person.

1,500,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see
instructions). |_|

--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

14.8%*
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* Calculated on the basis of 10,162,750 issued and outstanding shares of the
Company as of July 17, 2006 reported on Form 10-QSB of the Company for the quarterly period ended May 31, 2006 filed with the Commission on July 17, 2006.

(14) Type of reporting person (see instructions).

CO

(1) Names and I.R.S. Identification Nos. (entities only) of reporting person.

Robert Clark
000000000
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(2) Check the appropriate box if a member of a group (see instructions)

(a)|_|       (b)|X|
                 -
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(3) SEC use only.

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(4) Source of funds (see instructions).

AF
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). |_|

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(6) Citizenship or place of organization.

Canada
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Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 1,500,000

(8) Shared voting power: N/A

(9) Sole dispositive power: 1,500,000

(10) Shared dispositive power: N/A

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(11) Aggregate amount beneficially owned by each reporting person.

1,500,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see
instructions). |_|

--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

14.8%*
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* Calculated on the basis of 10,162,750 issued and outstanding shares of the
Company as of July 17, 2006 reported on Form 10-QSB of the Company for the quarterly period ended May 31, 2006 filed with the Commission on July 17, 2006.

(14) Type of reporting person (see instructions).

IN

Item 1. Security and Issuer.

Arch Management Services Inc. (the "Company") is located at 4-2341 West Broadway, Vancouver, British Columbia, V6K 2E6. This Schedule 13D relates to a transaction on June 5, 2006, in which Capex Investments Limited purchased 1,500,000 restricted shares of the Company's common stock in consideration for the payment of $25,005.

Item 2. Identity and Background.

(a) The names of the Reporting Persons are (i) Capex Investments Limited, a corporation organized in the Republic of Mauritius; (ii) Indigo Capital Limited, a corporation organized in the Republic of Mauritius; and (iii) Robert Clarke. The controlling shareholder of Capex Investments Limited is Indigo Capital Limited. In its capacity as the controlling shareholder of Capex Investments Limited, Indigo Capital Limited is deemed to be a beneficial owner of the Company securities. Robert Clarke is the sole director and sole officer of both Capex Investments Limited and Indigo Capital Limited. Mr. Robert Clarke is deemed to be a beneficial owner of the securities of the Company owned by Capex Investments Limited in respect of his power of voting and disposition over the Company common stock acquired by Capex Investments Limited. Mr. Robert Clarke disclaims such beneficial ownership.

(b) Business Address:

Capex Investments Limited:        Suite 7A 75 Wyndham Street, Central, Hong Kong

Indigo Capital Limited:           Suite 7A 75 Wyndham Street, Central, Hong Kong

Robert Clarke:                    Suite 7A 75 Wyndham Street, Central, Hong Kong

(c) Principal Occupation:

Capex Investments Limited is an investment company.

Indigo Capital Limited is a financial holding company.

Robert Clarke serves as President of Indigo Capital Limited that is the controlling shareholder of Capex Investments Limited. Mr. Clark also serves as President of 7 Bridge Partners (a venture capital company), located at Suite 7A 75 Wyndham Street, Central, Hong Kong, and Chairman of the board, Manaris Corporation (a financial holding company), located at 1155, Rene-Levesque West, suite 2720, Montreal, H3B 2K8, 514-337-2227.

(d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a ciminal proceedings (excluding traffic violations or similar minor violations).

(e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Capex Investments Limited:          Republic of Mauritius

Indigo Capital Limited:             Republic of Mauritius

Robert Clarke:                      Canadian citizen

Item 3. Source and Amount of Funds or Other Consideration.

Capex Investments Limited purchased 1,500,000 restricted shares of the Company's common stock in consideration for the payment of $25,005.

Item 4. Purpose of Transaction.

On June 5, 2006 the Reporting Persons became beneficial owners of the Company pursuant to agreement between Nigel Johnson and Alfred Nutt as sellers and Fiducie Chevrette, Gaetan Leonard, Lai Yin Cheung, Capex Investments Limited, and Sun Rich International Limited as purchasers (the "Purchasers"). The Reporting Persons have no agreements with the other Purchasers to act together with respect to the Issuer or its securities except with respect to the private purchase of securities involved.

The Reporting Persons have acquired the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of the Common Stock in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons intend to assist the Issuer identify commercially viable services and/or products for purposes of business and corporate development of the Issuer. The Reporting Persons may propose that the Issuer acquire, license, develop strategic alliances and/or enter into corporate mergers or acquisitions for purposes of business and corporate development of the Issuer. The intentions of the Reporting Persons are nascent in respect of the foregoing and have not yet been defined in any plan or proposal.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name                            Shares Beneficially Owned        Percentage
Capex Investments Limited           1,500,000                        14.8%*
Indigo Capital Limited              1,500,000 (+)                    14.8%*
Robert Clarke                       1,500,000 (++)                   14.8%*

(b) Name Shares Capex Investments Limited 1,500,000 Indigo Capital Limited 1,500,000 (+) Robert Clarke 1,500,000 (++)

* Calculated on the basis of 10,162,750 issued and outstanding shares of the Company as of July 17, 2006 reported on Form 10-QSB of the Company for the quarterly period ended May 31, 2006 filed with the Commission on July 17, 2006.

(+) Indigo Capital Limited is listed here strictly in its capacity as the controlling shareholder of Capex Investments Limited. Indigo Capital Limited does not hold a direct ownership interest in the securities of the Company.

(++) Robert Clarke is listed here strictly in his capacity as the President and sole director of each of Capex Investments Limited and Indigo Capital Limited. Robert Clarke does not hold a direct ownership interest in the securities of the Company. Robert Clarke is deemed to be a beneficial owner of the securities of the Company owned by Capex Investments Limited and indirectly by Indigo Capital Limited as a function of his power to vote and power of disposition over such securities. Robert Clarke expressly disclaims beneficial ownership in the securities of the Company.

(c) This Schedule 13D relates to a transaction on June 5, 2006, in which Capex Investments Limited purchased 1,500,000 restricted shares of the Company's common stock in consideration for the payment of $25,005.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have no contracts or understandings regarding the securities except that in connection with the acquisition of such securities, the Reporting Persons, the other Purchasers and the Board of Directors of the Issuer reached an understanding for the nomination and appointment of certain persons to serve as directors and that the former directors would resign their respective positions as officers and directors of the Issuer. In connection with the execution of the Securities Purchase Agreement, Mr. Johnson resigned as a director and as the President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, and Secretary of the Company and Mr. Nutt has resigned as a director and as the Treasurer of the Company. Mr. Guy Chevrette, Mr. James Pak Chiu Leung, and Mr. Gaetan Leonard each have been appointed as the directors of the Company. Mr. James Pak Chiu Leung will serve as the Company's Chief Executive Officer and Mr. Gilles Simard will serve as the Company's Chief Financial Officer.

Item 7. Material to be Filed as Exhibits.

99.1 Securities Purchase Agreement, dated June 5, 2006, between Nigel Johnson and Alfred Nutt as sellers and Fiducie Chevrette, Gaetan Leonard, Lai Yin Cheung, Capex Investments Limited, and Sun Rich International Limited as Purchasers.

                            [Signature Page Follows]

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2006


CAPEX INVESTMENTS LIMITED


By: /s/ Robert Clarke
   ------------------------------------
   Name:  Robert Clarke
   Title:    President


INDIGO CAPITAL LIMITED


By: /s/ Robert Clarke
   ------------------------------------
   Name:  Robert Clarke
   Title:    President


Robert Clarke, Individually


/s/ Robert Clarke
------------------------------------



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